

MAIL STOP 3561

January 16, 2009

Mr. Zenggang Wang
Chief Executive Officer
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re: China 3C Group**
> **Form 10-K/A**
> **Filed December 18, 2008**
> **File No. 000-28767**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 7 – Management's Discussion and Analysis

Results of Operations, page 18

1.   Your response to our prior comment two states that you no longer consider your operating segments to be reportable segments pursuant to SFAS 131 and makes reference to the related quantitative guidance. However, it appears that disclosure

is required for each of the segments identified in footnote 15 to your December 31, 2007 financial statements based on the quantitative thresholds provided in paragraph 18 of SFAS 131. Your response also makes reference to the aggregation criteria per SFAS 131, but does not clearly explain how you considered this guidance. If you believe that it is appropriate to apply the aggregation criteria outlined under SFAS 131, please (i) provide us with a detailed analysis discussing the economic characteristics of each of your operating segments and the other items outlined per paragraph 17 of SFAS 131 and (ii) tell us how this position relates to your response dated October 31, 2008 to our prior comment 17 in which you clearly state (and disclose in footnote 15 to your financial statements) that you have four reportable segments. Alternatively, please revise to provide the disclosure requested in our prior comment two.

Retail Locations, page 21

2.   We note your response to our prior comment three. We could not find the related revisions to your filing, thus the comment will be reissued. Please disclose how you treat relocated stores, changes in store square footage, and stores that were closed during the period in your definition of comparable stores. Your revised disclosure should also explain how you treat new stores in your definition of comparable stores.

3.   In connection with the previous comment, your response to our prior comment three provides your policy for immaterial changes in square footage in your definition of comparable stores. However, you did not explain how material changes in square footage are treated. Please revise.

Item 9A(T) – Controls and Procedures, page 29

4.   We note your response to our prior comment four and your assertion that your disclosure controls and procedures and internal control over financial reporting were effective at December 31, 2007. As your response to our prior comment did not provide a detailed discussion of the factors you considered in reaching your conclusions, it will be reissued. Please tell us how the revisions to your filing in response to our three previous comment letters, including your restatement, impacted your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Alternatively, you may amend your Form 10-K to revise your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting and to disclose your plan to remedy the related deficiencies.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-12

5.   We note your response to our prior comment six and the related revisions to your
        filing. Your response did not address our comment in its entirety, thus the
        comment will be partially reissued. Please revise your accounting policy to
        explain the return rights granted to your wholesale distributors and explain how
        you assess returns of products, levels of inventory in the distribution channel,
        product obsolescence, and expected introductions of new products that may result
        in larger than expected returns of current products. Discuss to what extent you
        consider information from external sources (e.g., end-customer demand, third-
        party market research data) to assist you in such critical estimates. In addition,
        disclose and discuss any sales made to customers wherein such sales are as a
        result of incentives or in excess of the customer's ordinary course of business
        inventory level.

6.   In connection with the comment above relating to your wholesale revenue
        recognition policy, we note your revised disclosure indicates that you record a
        provision for the return of products. Yet, your disclosure also states that that the
        distributors bear the losses for returns of products. Please reconcile this
        inconsistency to clarify your return policy with your distributors (i.e. wholesale
        customers).

Note 15 – Segment Information, F-23

7.   We reviewed your response to our prior comment eight. Considering you already
        restated your financial statements in amendment two of your December 31, 2007
        Form 10-K to change the number of reportable segments from zero to four, tell us
        why you think a restatement has not occurred. Further, please note that since you
        have already restated your financial statements due to an apparent misapplication
        of SFAS 131, your financial statements need to be revised to provide clear
        disclosures as required by paragraph 26 of SFAS 154. Please advise.

8.   In connection with the comment above, it appears that your change in the number
        of reporting segments is an error due to the misapplication of GAAP (paragraph
        2h of SFAS 154). Based on the foregoing, it appears an Item 4.02 Form 8-K
        would be required. If you conclude that you are required to provide this
        information, please file an Item 4.02 Form 8-K disclosing the restatement of your
        financial statements as soon as possible. If you conclude that an Item 4.02 Form
        8-K is not required, please provide us with the basis for your conclusion.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 20

9.   We note the revisions to your amended December 31, 2007 Form 10-K in
        response to our prior comment nine. However, our prior comment will be re-
        issued as it related to your September 30, 2008 Form 10-Q. We note your
        liquidity discussion simply recites information presented on your statement of
        cash flows (i.e. total cash flows for operating, investing and financing activities).
        We partially reissue comment six from our letter dated May 8, 2008. Please
        revise your disclosures to include an analysis of the components of the statements
        of cash flows (i.e. operating, investing, and financing activities) that explains the
        material period-to-period variations in material line items (e.g. provide an
        explanation of the significant change in your inventory, accounts receivable,
        accounts payable and accrued liabilities, etc.) for each period presented. Refer to
        Article 303(b) of Regulation S-K.

10.   We note your response to our prior comment 10. Your response indicates that
        you have "taken good control of accounts receivable so that that the slowdown in
        turnover had no impact on [y]our bad debt allowance." However, your response
        does not clearly explain what steps you have taken to address the collection of
        accounts receivable and whether there was a change to your policy for evaluating
        the bad debt allowance. Please revise to disclose the factors that contributed to
        the increase in accounts receivable since December 31, 2007 and explain the steps
        that management has taken to ensure that the amount recorded for the allowance
        for doubtful accounts is appropriate.

11.   Your response to our prior comment 10 indicates that management decided to
        increase inventory levels during 2008 to ensure that you have sufficient products
        to meet customer demand and to avoid potential inventory shortages. Please
        revise to disclose this change to your inventory management policy. It is
        important for an investor to understand the basis for such changes in your
        financial statements. Your revised disclosure should also explain the expected
        impact of these policy changes on your current and future liquidity position and
        how the current economic environment will affect your ability to sell the
        inventory currently on hand.

Other Exchange Act Filings

12.   We reviewed your response to our prior comment 12. Your response did not
        clarify if and when you will amend your other Exchange Act filings, thus the
        comment will be reissued. Please amend your other Exchange Act filings, as
        necessary, to reflect changes resulting from our comments. For example, please
        note (i) the additional disclosure provided regarding your major operating

subsidiaries and the interim disclosure requirements per paragraph 33 of SFAS 131, (ii) enhanced discussion of segments in your management's discussion and analysis of financial condition and (iii) the impact of changes in your disclosures to your conclusions regarding the effectiveness of your disclosure controls and procedures.

13.   We note you engaged Goldman Parks Kurland Mohidin LLP as your new independent accountant with offices in California. It appears that all of the assets, liabilities, revenues and expenses of China 3C Group relate to operations located in the People's Republic of China. Please tell us how the audit of the operations in the People's Republic of China, including the associated assets and liabilities, will be conducted. Your response should include a discussion of the following:

- Whether another auditor will be involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor plans to assess the qualifications of the other auditor and the other auditor's knowledge of U.S. GAAP and PCAOB Standards; and,

- Whether your U.S. auditor will perform all the required audit procedures within the United States or whether a portion of the audit will be conducted by your U.S. auditor within People's Republic of China.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed revisions to expedite our review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Reynolds
Assistant Director

Cc: Tahra Wright
Fax: (212) 859-7354